December 21, 2012

Suzanne Hayes
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Goldman Sachs Hedge Fund Partners, LLC Form 10-K for the fiscal year ended December 31, 2011 Filed March 28, 2012 File No. 0-50723

Dear Ms. Hayes:

On behalf of Goldman Sachs Hedge Fund Partners, LLC (the “Company”), Goldman Sachs Hedge Fund Strategies, LLC, the Managing Member of the Company, hereby confirms that:

1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to call me at 212-357-2713.

Sincerely,

/s/ Helen A. Crowley
Helen A. Crowley
Chief Financial Officer and Managing Director Goldman Sachs Hedge Fund Strategies LLC

cc:	David S. Plutzer
David Kraut, Esq.
Tunde Reddy
Paul D. Tropp, Esq.